EXHIBIT 99.1

Susquehanna Mortgage Bankers Corp. Resolution

IMPLEMENTED July 31st 2020

RE: (1) Susquehanna Mortgage Bankers Corp. (the Company) entered into an Opportunity Agreement with Ameri Metro, Inc. which was amended in June 2019. (2) The amended Opportunity Agreement was formalized by resolution of the Ameri Metro, Inc. Board of Directors on June 25, 2019 and by its officers on June 26, 2019. The amended Opportunity Agreement states that (3) Ameri Metro, Inc. has a 25% non-controlling interest in the Company. (4) This ownership interest also includes ownership of book value in the Company. (5) The Company shall pay 25% of all profits before taxes to Ameri Metro, Inc. (6) Ameri Metro, Inc. is entitled to 25% of the book value of the Company. (7) Ameri Metro, Inc. has no voting rights in the Company.



WHEREAS, there was One (1) item of business that came before Shah Mathias, sole officer and director, for action: (1) **The implementation of the amended Opportunity Agreement as described in Attachment "A" of this Resolution.**

WHEREAS, all of the actions taken are within the authority of Shah Mathias and in accordance with his duty to act in the best interests of the Company after due deliberation and investigation of issues involved; and

WHEREAS, prior to adopting the Resolution, full and fair explanation was provided to Shah Mathias with the opportunity to ask questions, examine documents and otherwise satisfy himself as to any action to be taken.

NOW THEREFORE, IT IS DULY RESOLVED AND ENACTED AS FOLLOWS:

DULY RESOLVED AND ENACTED BY SHAH MATHIAS, SOLE OFFICER AND DIRECTOR, ON THE DAY AND DATE SET FORTH ABOVE AS EVIDENCED BY HIS SIGNATURE BELOW: **The Company shall implement the provisions of the amended Opportunity Agreement as described in Exhibit "A" of this Resolution.**

Dated: July 31st, 2020



SHAH MATHIAS

CEO /AND DIRECTOR

TITLE

BACKGROUND (Continued):

1) Ameri metro Inc. via this agreement issues and grants opportunity license for fee to Ameri Cement, Inc.

2) Opportunity license fee is in the form of 25 % ownership interest in Ameri Cement, Inc.

3) Ameri Cement, Inc. shall pay 25% of all profits before taxes due to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. no later than thirty days after each quarter.

4) Ameri Cement, Inc. shall have all voting rights

5) Ameri Metro, Inc. shall have no voting rights

6) Distribution of income: if any all profits before taxes to be paid to Ameri Metro, Inc.

7) Distribution of depreciation: Ameri Metro will enjoy the full 25% of the distribution of all depreciation during the construction period.

8) Subsequent contribution: Ameri metro will invest $1,000,000.00 over the next 24 months into Ameri cement, Inc. with a lifetime cap of $2,000,000.00 dollars.

9) Hold harmless: Each party shall hold harmless one another and shall be solely responsible for its own action. Neither party will act in any manner that it sacrifice the other for its own gains and benefits, each party to be vigilant to protect and defend the other without compromising the law and ethics .

10) Buy and sell clause: Ameri Cement, Inc. at its option may, by giving 120 day's notice to Ameri Metro, Inc., buy out Ameri Metro's interest at fair market value.

New Amended version to supersede all signed opportunity license agreements with any one of the sixteen Entities and one project as listed below.

Ameri Metro, Inc. under certain arrangement holds vertical and horizontal development rights for the development of all 357 miles of the four-lane of Alabama toll road "ATFI", including also all contracts globally with private or governmental organizations. Both parties now mutually agree it is in the best interest of each party to establish a newly amended opportunity license agreement for the following:

    A) ATFI toll road and office building
    B) All Global contracts Ameri Metro Inc. has or will enter into with private or governmental organizations.
    C) There are sixteen Entities and one project namely #17 Portus De Jewel

This new amended opportunity agreement is in concert with the Master Consulting Agreement between the Company and the non-related and related non-profit and Master Contracting

Agreement between the Company and the Entities. This amended agreement is between the Company and the Entities / Projects listed below:

1. HSR Freight Line, Inc.
2. HSR Passenger Services, Inc.
3. HSR Technologies, Inc.
4. HSR Logistics, Inc.
5. KSJM International Airport, Inc.
6. Port of Ostia, Inc.
7. Port of De Claudius, Inc.
8. Atlantic Energy & Utility Products, Inc.
9. Malibu Homes, Inc.
10. Ameri Cement, Inc.
11. Lord Chauffeurs LTD.
12. Penn Insurance Services LLC
13. Cape Horn Abstracting
14. Eastern Development & Design, Inc.
15. Slater & West, Inc
16. Platinum Media Inc.
17. Portus De Jewel Seaport & Inland Port (Project)

THEREFORE NOW:

As of June 21, 2019 Shah Mathias as 100% owner of each entity listed above has recently transferred shares from his personal holdings into each of the entities along with the project called Portus De Jewel listed above, for the purpose of funding large equipment / project needs and additional shares to provide for capitalization of each entity. **Exhibit "A"** shows the breakdown of those shares to each entity / project.

According to the prior opportunity license agreement the Company and the Entities had an agreement that Ameri Metro Inc. would share in 25% of the profits of each entity arising from the Master Consulting Agreement the Company has with the related and non-related non-profits. Also, for any project the entities secure, the Master Construction Agreement between the Company and the Entities contractually binds the Entities to hire Ameri Metro Inc. as the Super General Contractor who in return would hire the entities as sub-general contractors to oversee their scope of work.

It is now the desire of both parties to amend and clarify the previous opportunity license agreements as follows.

1) Opportunity license fee is amended in the form of a 25% non-controlling interest in each of the sixteen Entities. This shareholder ownership interest also includes ownership of book value in all of the sixteen Entities (listed above). The Opportunity license fee is

also amended in the form of a 10% non-controlling interest in the Portus de Jewel project, including ownership of book value of the project.

2) **Additional contribution:** Ameri Metro shall buy into each of the sixteen Entities in return for 25% ownership of book value. Such buy-in shall be facilitated by Ameri Metro's issuance of class B shares equal to 25% of Shah Mathias' shares listed on Exhibit A, for each Entity listed. In addition, Ameri Metro shall buy into the Portus de Jewel project (#17 on the list) in return for 10% ownership of book value. Such buy-in shall be facilitated by Ameri Metro's issuance of class B shares equal to 10% of Shah Mathias' shares listed on Exhibit A, for the Portus de Jewel project.

   These buy-ins by Ameri Metro, Inc. shall collectively be referred to as the Opportunity License Agreement Fee.

   see Exhibit "A" for share breakdown.

3) All Entities shall pay 25% of all profits before taxes, and the Portus de Jewel project shall pay 10% of all profits before taxes, to Ameri Metro, Inc. All payments are due to Ameri Metro, Inc. no later than thirty days after each quarter. In the case of the sixteen Entities, payments are due until such time all or any of the sixteen entities become part of the hedge fund. At that time the company shall be entitled to prevailing profits distribution. The current profits distribution rate is 90% of the net income for any Entity that shall become part of the hedge fund.

4) Ameri Metro Inc. shall own 25% non-controlling interest of each Entity listed above, and shall be entitled to 25% of profits before taxes and 25% of book value held by each Entity. Ameri Metro Inc. shall own 10% non-controlling interest of the listed Portus de Jewel project, and shall be entitled to 10% of profits before taxes and 10% of book value of the project.

5) Ameri Metro, Inc. shall have no voting rights in any of the listed Entities or in the Portus de Jewel project.

6) Distribution of depreciation: Ameri Metro shall enjoy the full 25% of the distribution of depreciation of all assets owned by each entity and 10% of the distribution of depreciation of all assets owned by the Portus de Jewel project, and as allowed by governing tax code.

7) Holding harmless: Each party shall hold harmless one another and shall be solely responsible for its own actions. Neither party will act in any manner that will sacrifice

EXHIBIT "A"

Board of Directors Resolution

ADOPTED, June 25, 2019

RE: Opportunity License Agreement(s) Amendment to all previous Opportunity License Agreement(s) between **All Entities and Ameri Metro Inc.**

Background to the Resolution(s):

Previously established and signed opportunity license agreement for purpose of background:

BACK GROUND: Ameri Metro, Inc. under certain arrangements holds vertical and horizontal development rights for the development of all 357 miles of the four-lane Alabama toll road "ATFI", including:

A) ATFI office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

In the state of Alabama. Ameri Cement, Inc. and Ameri Metro Inc. Both parties have mutually agreed it is in the best interest of each party to establish opportunity license agreements for the following:

A) ATFI toll road and office building
B) HSR Freight Line, Inc.
C) HSR Passenger Services, Inc.
D) HSR Technologies, Inc.
E) HSR Logistics, Inc.
F) SJM International Airport, Inc.
G) Port of Ostia, Inc.
H) Port of De Claudius, Inc.
I) Atlantic Energy & Utility Products, Inc.
J) Malibu Homes, Inc.

the other for its own gains and benefits. Each party will be vigilant to protect and defend the other without compromising the law and ethics.

This agreement shall inure to the benefit of and be binding upon the company, its successors and assigns. All obligations of each party under the agreement shall survive the termination of the agreement and shall be binding upon his or her heirs, personal representatives, executors and administrators.

WHEREAS, all of the actions taken are within the authority of the Board of Directors and in accordance with their duty to act in the best interests of the Company after due deliberation and investigation of issues involved; and

WHEREAS, prior to the voting on the Resolutions, full and fair explanations of each one were provided to the Directors with the opportunity for them to ask questions, examine documents and otherwise satisfy themselves as to any actions to be taken.

Signature page follows

Board of Directors Resolution

ADOPTED, June 25, 2019

RE: Opportunity License Agreement(s) Amendment to all pervious Opportunity License   Agreement(s) between All Entities and Ameri Metro Inc.

NOW THEREFORE, IT IS DULY RESOLVED AND ENACTED AS FOLLOWS:

DULY RESOLVED AND ENACTED BY THE BOARD OF DIRECTORS OF AMERI METRO, INC., ON THE DAY AND DATE SET FORTH ABOVE AS EVIDENCED BY THEIR SIGNATURES BELOW:

Debra Mathias as CEO and Director/

Steve Trout as Secretary / Treasurer and Director /

Bryan Elicker as Director / COO /

Robert Choiniere as Director / CFO /

Donald Williams as Independent Director /

Suhail Matthias as Director /

Shahjahan Charles Mathias as Vice Chairman and Director/

James Kingsborough as Director /

Todd Reynold as Director/

James Becker as President and Director /

Keith Doyle as Director

John Thompson as Director /

SUSQUEHANNA MORTGAGE BANKERS CORP
Profit & Loss
August 2019 through July 2020

	Aug '19 - Jul 20	Aug '18 - Jul 19
Ordinary Income/Expense		
Income		
1501 · Gain on Shares Sold	168,416,160.00	0.00
1503 · Options Redeemed	94,806,000.00	0.00
Total Income	263,222,160.00	0.00
Gross Profit	263,222,160.00	0.00
Expense		
1310 · Loan from Penndel Land Co	-10,000.00	0.00
1805 · Administrative Expense	4,697.00	0.00
1807 · Auto expense	98.81	0.00
1811 · Bank and credit card Fees	88.58	0.00
1818 · Continued business meetings	53.41	0.00
1839 · Legal and Accounting	3,801.02	0.00
1845 · Miscellaneous	79.67	0.00
1850 · Postage	617.63	0.00
Total Expense	-563.88	0.00
Net Ordinary Income	263,222,723.88	0.00
Other Income/Expense		
Other Income		
1905 · Unrealized Gain (Loss)		
1905.1 · Securites Available for Sale	1,949,210,973,648.00	5,280,000.00
Total 1905 · Unrealized Gain (Loss)	1,949,210,973,648.00	5,280,000.00
Total Other Income	1,949,210,973,648.00	5,280,000.00
Net Other Income	1,949,210,973,648.00	5,280,000.00
Net Income	1,949,474,196,371.88	5,280,000.00

SUSQUEHANNA MORTGAGE BANKERS CORP
Balance Sheet
As of July 31, 2020

	Jul 31, 19
ASSETS	
Current Assets	
Checking/Savings	
1106 · Cash in Bank	0.00
Total Checking/Savings	0.00
Accounts Receivable	
11000 · Accounts Receivable	0.00
Total Accounts Receivable	0.00
Other Current Assets	
1166 · Available for Sale Securities	
1166.1 · Ameri Metro Class B Shares	23,480,000.00
1166.2 · Ameri Metro Class C Shares	0.00
Total 1166 · Available for Sale Securities	23,480,000.00
Total Other Current Assets	23,480,000.00
Total Current Assets	23,480,000.00
TOTAL ASSETS	23,480,000.00
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	0.00
Total Accounts Payable	0.00
Total Current Liabilities	0.00
Total Liabilities	0.00
Equity	
1413 · Common Stock	0.04
1428 · Retained Earnings	18,199,999.96
Net Income	5,280,000.00
Total Equity	23,480,000.00
TOTAL LIABILITIES & EQUITY	23,480,000.00

SUSQUEHANNA MORTGAGE BANKERS CORP
Balance Sheet
As of July 31, 2020

	Jul 31, 20
ASSETS	
Current Assets	
Checking/Savings	
1106 · Cash in Bank	928.88
Total Checking/Savings	928.88
Accounts Receivable	
11000 · Accounts Receivable	4,266,270,000.00
Total Accounts Receivable	4,266,270,000.00
Other Current Assets	
1166 · Available for Sale Securities	
1166.1 · Ameri Metro Class B Shares	2,537,375,469,600.00
1166.2 · Ameri Metro Class C Shares	1,782,765,000.00
Total 1166 · Available for Sale Securities	2,539,158,234,600.00
Total Other Current Assets	2,539,158,234,600.00
Total Current Assets	2,543,424,505,528.88
TOTAL ASSETS	2,543,424,505,528.88
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	340.00
Total Accounts Payable	340.00
Total Current Liabilities	340.00
Total Liabilities	340.00
Equity	
1413 · Common Stock	593,926,828,817.04
1428 · Retained Earnings	23,479,999.96
Net Income	1,949,474,196,371.88
Total Equity	2,543,424,505,188.88
TOTAL LIABILITIES & EQUITY	2,543,424,505,528.88